UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,
D.C.
20549
FORM
11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
____________________________
(Mark One)
[X]
ANNUAL REPORT PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended
December 31, 2025
OR
[ ]
TRANSITION
REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the transition period from ____________ to ____________
Commission file number 0-13358
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CAPITAL CITY BANK GROUP, INC.
401(k) Plan
(Exact name of the plan)
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 32301

REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:
The Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income
Security Act of 1974,
as amended (“ERISA”).
Therefore, in lieu of the requirements of items 1-3 of
Form 11-K, the financial statements as of December 31, 2025 and 2024, and for the year ended December
31, 2025, and schedules
of the Plan as of December 31, 2025 have been prepared in accordance with the
financial reporting requirements of ERISA.

F
INANCIAL
S
TATEMENTS
AND
S
UPPLEMENTAL
S
CHEDULE
Capital City Bank Group, Inc. 401(k) Plan
December 31, 2025 and 2024
and Year
Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

Capital City Bank Group, Inc. 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024 and Year Ended December 31, 2025
Contents
Report of Independent Registered Public Accounting Firm
............................................................1
Financial Statements
Statements of Net Assets Available for Benefits
.............................................................................2
Statement of Changes in Net Assets Available for Benefits
............................................................3
Notes to Financial Statements
..........................................................................................................4
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) .................................................13

Report of Independent Registered Public Accounting Firm
Plan Administrator, Plan Participants, and Retirement Committee
Capital City Bank Group, Inc. 401(k) Plan
Tallahassee, Florida
Opinion on the Financial Statements
We have audited the accompanying statements
of net assets available for benefits of Capital City Bank Group, Inc. 401(k)
Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for
benefits of Capital City Bank Group, Inc. 401(k) Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on
these financial statements based on our audits.
We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States)
(“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance
with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over
financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We
believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
as of
December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial
statements. The supplemental schedule is the responsibility of the Plan’s management.
Our audit procedures included
determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our
opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2025 is fairly stated, in
all material respects, in relation to the basic financial statements taken as a whole.
/s/
Forvis Mazars, LLP
Little Rock, Arkansas
June 24, 2025
We have served as the Plan’s auditor
since 2022.

Capital City Bank Group, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31,
2025 2024
Assets
Investments at fair value $
86,050,103
$
56,782,158
Receivables:
Notes receivable from participants
226,042
-
Total assets
86,276,145
56,782,158
Net assets available for benefits $
86,276,145
$
56,782,158
See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year
Ended December 31, 2025
2025
Additions
Investment income:
Dividends and interest income $
1,129,735
Net appreciation in fair value of investments
11,177,818
Total Investment Income
12,307,553
Interest from Notes Receivable from Participants
25,744
Contributions:
Participants
5,483,011
Employer
2,830,431
Rollover
471,820
Total Contributions
8,785,262
Total Additions
21,118,559
Deductions
Benefit payments
8,869,997
Administrative expenses
100,686
Total Deductions
8,970,683
Net increase
12,147,876
Transfer of net assets from Capital City Home Loans 401(k) Plan
17,346,111
Net assets available for benefits at beginning of year
56,782,158
Net assets available for benefits at end of year $
86,276,145
See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2025 and 2024
1. Description of Plan
The following description of the
Capital City Bank Group, Inc.
401(k) Plan (the “Plan”) provides general
information
about
the
Plan’s
provisions.
Capital
City
Bank
Group,
Inc.
(the
“Company”)
is
the
plan
sponsor.
Participants
should
refer
to
the
Plan
document
and
Summary
Plan
Description
for
a
more
complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.
General
The Plan
is a
defined contribution
retirement plan
established under
the provisions
of Section
401(a) of
the Internal
Revenue Code
(the “IRC”),
which includes
a qualified
deferred arrangement as
described in
Section
401(k)
of
the
IRC.
The
Plan
is
intended
to
provide
benefits
to
all
eligible
employees
of
the
Company.
Employees
of
the
Company
who
are
not
excluded
and
otherwise
meet
the
requirements
become eligible
to participate
in the
Plan at
the time
of
employment. Employees
may enter
the
Plan on
the first day
of the month
coinciding with or
following the date
on which the
employee becomes eligible
to participate in the Plan.
Capital
City
Home
Loans,
LLC
(“CCHL”)
became
a
wholly
owned
subsidiary
of
the
Company
on
January 1, 2025.
The Plan was restated to include the
employees of CCHL effective January
1, 2025 and
merge
the
assets of
the
Capital City
Home Loans
401(k) Plan
into the
Plan effective
January 15,
2025.
Additionally, the
Plan was amended to permit
existing participant loan balances transferred
in the merger
to remain
outstanding; however,
no
new participant
loans are
permitted.
In connection
with the
merger,
net
assets
totaling
approximately
$
17.3
million
were
transferred
into
the
Plan
and
are
presented
as
“Transfer
of
net
assets
from
Capital City
Home Loans
401(k)
Plan”
in
the
accompanying Statement
of
Changes in
Net Assets
Available
for
Benefits.
The transferred
balances primarily
included participant-
directed
investments
of
$
16.6
million,
participant
loans
of
$
0.3
million,
and
employer
contribution
receivables,
inclusive
of
forfeiture
balances
applied
against
such
contributions,
totaling
$
0.4
million
related to the predecessor plan year.
The overall responsibility for administering the Plan rests with the Company.
However, the Company has
delegated
administration
of
the
Plan
to
the
Company’s
Retirement
Committee
(the
“Plan
Administrator”).
The
administrative
and
record-keeping
services
are
outsourced
to
Empower
Annuity
Insurance
Company
of
America,
while
Reliance
Trust
serves
as
trustee
and
asset
custodian.
Strategic
Retirement Partners served as the 3(38) fiduciary for the plan year ended December
31, 2025.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Contributions
Each year,
participants may
elect to
contribute up
to
100
% of
pretax annual
compensation, as
defined in
the Plan
document and
subject to
certain limitations
under the
IRC.
Participants may
choose to
change
their deferral
percentage at
any time.
The Plan
also includes
an automatic
contribution arrangement
that
applies to
new or
re-hired employees
of the
Company.
The automatic
deferral amount
is
3
% of
eligible
compensation.
The Plan
auto-escalates participants’
deferral rate
by
1
% annually
each June
until a
6
%
deferral rate
is achieved.
Employees who
do not
wish to
be automatically
enrolled or
auto-escalate may
elect not
to defer
or to
defer another percentage.
The Plan
also allows
participants who reach
the age
of
50
during
the
taxable
year
to
make
catch-up
contributions
which
would
exceed
the
ordinary
deferral
limits imposed by Internal Revenue
Code Section 402(g).
The Plan also allows participants
to contribute
monies as Roth contributions, subject to the same limitations as are in place for pretax contributions.
For 2025, the Company provided a
50
% discretionary match on participant
contributions of
6
% or less of
eligible compensation.
Only employees hired after
January 1, 2002, and
who have completed
90 days
of
service, are eligible
for this match.
In addition, employees hired
or rehired after
December 31, 2019,
are
eligible to receive a
separate non-elective contribution equal to
3
% of their eligible
annual compensation,
calculated
on
a
payroll
basis.
Ninety days
of
service
is
required
before
this
non-elective
contribution
begins.
No
additional discretionary employer contributions were made for 2025.
Effective
April
1,
2026,
the
Plan
was
amended
to
extend
the
1
%
automatic
escalation
feature
until
participant
deferrals
reach
10
%.
Effective
April
1,
2026,
the
Company
approved
increasing
the
discretionary employer match on
participant contributions to a
50
% match on participant
contributions of
7
% or less of eligible compensation.
Participant Accounts
Each
participant’s
account
is
credited
with
the
participant’s
contribution,
the
Company
matching
contributions, and effective January
1, 2020 the
3
% non-elective contribution for
eligible employees, and
allocations of Plan earnings based on the participant’s
investment elections.
Administrative expenses and
any
applicable
withdrawal
fees
are
paid
by
the
Plan,
the
participants,
or
directly
by
the
Company,
as
defined in
the Plan document
and/or vendor agreements.
The benefit to
which a participant
is entitled is
the
benefit
that
can
be
provided
from
the
participant’s
vested
account.
Each
participant
directs
the
investment of his or her account to any of the investment options available under the Plan.
Vesting
Participants
are
immediately
vested
in
their
contributions
plus
actual
earnings
thereon.
Vesting
in
the
Company’s matching portion (including the
3
% non-elective contributions) plus actual earnings thereon is based on
years of
credited service.
A participant
is
100
%
vested in
the Company’s
matching,
3
%
non-
elective and discretionary contributions (if any), and related earnings thereon, after three years
of credited
service (on
a cliff
basis).
Credited service
for
vesting purposes
requires
1,000 Hours
of
Service during
the Plan year.
As
part
of
the
January
1,
2025
CCHL
Plan
merger,
transferred
participants
retained
vested
balances
earned under the predecessor plan terms and become fully vested upon
3 years
of service.
A participant becomes fully vested in his or her account balance upon retirement, death or disability.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants
Participants
in
the
legacy
Capital
City
Home
Loans
401(k)
Plan
were
previously
permitted
to
borrow
from their
fund accounts
at minimum
of $
1,000
up to
a maximum
equal to
the lesser
of $
50,000
or
50
%
of their
vested account
balance.
The loans
are secured
by the
balance in
the participant’s
account.
The
loan interest rate was based on Prime rate
plus
1
% on the date of the
loan.
Effective October 1, 2024, the
Capital City Home
Loans 401(k) Plan ceased
permitting new participant loans;
however, participant loan
balances
outstanding
prior
to
such
date
were
transferred
to
the
Plan
in
connection
with
the
merger
on
January
1,
2025.
Outstanding
principal
and
interest
is
repaid
through
monthly
payroll
deductions
in
accordance with the original
loan terms. No additional
participant loans are permitted
under the amended
Plan provisions.
Forfeitures
Forfeitures
may
be,
and
are,
used
to
reduce
employer
contributions
(either
non-elective
or
matching
contributions)
and/or
pay
Plan
expenses,
including
Plan
administrative
expenses.
Unallocated
forfeited
balances
as
of
December
31,
2025
and
2024
were
approximately
$
43,900
and
$
44,800
,
respectively.
During
2025,
forfeitures
of
approximately
$
77,300
were
allocated
to
participant
accounts
to
offset
administrative
expenses.
The
Company
used
forfeitures
of
approximately
$
55,000
to
reduce
Company
contributions in 2025.
Payment of Benefits
Upon
termination
of
service
due
to
death,
disability,
retirement
or
other
reason,
participants
(or
their
beneficiary
in
the
event
of
death)
will,
upon
request,
receive
a
lump-sum
amount,
or
other
installment
distributions, as permitted by the Plan Document, equal to the value of the vested interest in their account.
Participants may
also receive
a distribution
while in
service upon
demonstration of
financial hardship
or
reaching age 59
½.
Participants that are
qualified reservists and
are called upon
for active duty
for more
than 179 days or an indefinite period may receive a distribution.
Administrative Expenses
The Plan’s
administrative expenses
were paid,
pro rata,
by participants.
Forfeitures were
used to
offset
participant
expenses.
Expenses
relating
to
purchases,
sales,
transfers
or
distributions
of
the
Plan’s
investments are charged to the particular investment fund and/or participant to which the expense relates.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its
contributions
at
any
time
and
to
terminate
the
Plan
subject
to
the
provisions
of
the
Employee
Retirement
Income
Security
Act
of
1974,
as
amended
(ERISA).
In
the
event
of
Plan
termination,
participants would become
100
% vested in their employer contributions and earnings thereon.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Amendments
On
September
18,
2024,
the
Plan
was
amended
to
allow
auto
portability
effective
January
1,
2025,
whereby upon
termination a
third-party service
provider will
move the
terminated participant’s
account
balance to an active account at a new employer’s plan.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with
U.S. generally accepted accounting principles.
Contributions
Contributions from
Plan participants
and the
matching contributions
from the
Employer are
recorded in
the year in which the employee contributions are withheld from compensation.
Notes Receivable From Participants
Notes
receivable from
participants are
measured
at
their
unpaid
principal balance
plus
any
accrued but
unpaid
interest.
Interest
income
is
recorded
on
the
accrual
basis.
Related
fees
are
recorded
as
administrative expenses and are expensed when they are incurred.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of
financial statements in
conformity with U.S.
generally accepted accounting
principles
requires management to make
estimates and assumptions that affect
the amounts reported in
the financial
statements
and
accompanying
notes
and
supplemental
schedule.
Actual
results
could
differ
from
those
estimates.
Investment Valuation and Income Recognition
Investments
held
by
the
Plan
are
stated
at
fair
value.
Fair
value
is
defined
as
the
price
that
would
be
received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date
(an exit
price). See
Note 3 for
further discussion
and disclosures
related to
fair
value measurements.
Purchases and sales of securities are recorded on a
trade-date basis. Interest income is recorded as earned.
Dividends are recorded on the ex-dividend date. Net appreciation /
(depreciation) include the Plan’s gains
and losses on investments bought and sold as well as held during the year.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Recent Accounting Pronouncements
Presently,
Plan
management
is
not
aware
of
any
recent
accounting
pronouncements from
the
Financial
Accounting
Standards
Board
that
will
have
a
material
impact
on
the
Plan’s
present
or
future
financial
statements.
3. Fair Value Measurements
Fair value is defined as the
price that would be received to
sell an asset or paid to
transfer a liability in an
orderly
transaction
between
market
participants
on
the
measurement
date
(i.e., an
exit
price).
The
fair
value
hierarchy
prioritizes the
inputs
to
valuation
techniques
used
to
measure
fair
value.
The
hierarchy
gives the
highest priority
to unadjusted
quoted prices
in active
markets for
identical assets
and liabilities
(Level 1)
and
the
lowest
priority
to
unobservable
inputs
(Level 3).
The
three
levels
of
the
fair
value
hierarchy are described below:
Level 1:
Unadjusted
quoted prices
in
active
markets
that
are
accessible
to
the
reporting
entity
at
the measurement date for identical assets and liabilities.
Level 2:
Inputs
other
than
quoted
prices
in
active
markets
for
identical
assets
and
liabilities
that
are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 2 inputs include the following:
● quoted prices for similar assets and liabilities in active markets
●
quoted prices for identical or similar assets or liabilities in markets that are not active
●
observable
inputs
other
than
quoted
prices
that
are
used
in
the
valuation
of
the
asset
or
liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
●
inputs that are derived principally or corroborated by observable market data by correlation or
other means
Level 3: Unobservable inputs
for the
asset or
liability (i.e., supported by
little or
no market
activity).
Level 3 inputs include management’s
own assumption about the assumptions that
market participants
would use in pricing the asset or liability (including assumptions about risk).
The level
in the
fair value
hierarchy within
which the
fair value
measurement is
classified is
determined
based upon the lowest level input that is significant to the fair value measurement in its entirety.
Following
is
a
description
of
the
valuation
techniques
and
inputs
used
for
each
general
type
of
investments measured at
fair value by
the Plan.
There have been
no changes in
the valuation techniques
used at December 31, 2025 and 2024.
Company common stock
: Valued
at the closing price reported on
the active market on which the
common
stock is traded.
Mutual funds
: Valued
at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered
with the SEC. These funds
are required to publish their daily
net asset
value (NAV)
and to
transact at
that price.
The mutual
funds held
by the
Plan are
deemed to
be
actively traded.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

Collective investment
trusts:
Valued
at the
NAV
of
units of
a collective
investment trust.
The NAV,
as
provided by
the trustee,
is used
as a
practical expedient to
estimate fair
value. The
NAV
is based
on the
fair value of the underlying investments held by
the fund less its liabilities. This practical expedient is
not
used when
it is
determined to
be probable
that the
fund will
sell the
investment for
an amount
different
than
the
reported NAV.
Participant transactions
(purchased and
sales) may
occur daily.
There were
no
unfunded commitments at
December 31, 2025,
or 2024.
The fund has
a daily redemption
frequency and
redemption notice period.
The
following
tables
set
forth
by
level,
within
the
fair
value
hierarchy,
the
Plan’s
assets
carried
at
fair
value.
December 31, 2025
Level 1 Level 2 Level 3 Total
Company common stock $
2,133,682
$
-
$
-
$
2,133,682
Mutual funds
20,059,332
-
-
20,059,332
Collective investment trusts (a)
-
-
-
63,857,089
$
22,193,014
$
-
$
-
$
86,050,103
December 31, 2024
Level 1 Level 2 Level 3 Total
Company common stock $
2,665,825
$
-
$
-
$
2,665,825
Mutual funds
12,537,491
-
-
12,537,491
Collective investment trusts (a)
-
-
-
41,578,842
$
15,203,316
$
-
$
-
$
56,782,158
(a)
These investments are valued based on NAV per unit, as provided by the trustee of the fund as a practical expedient, and have not been classified in the fair value hierarchy.
The fair value
amounts are provided to reconcile to the statement of net assets available for benefits.
4. Risks and Uncertainties
The Plan
holds various
investment securities.
Investment securities
are exposed
to various
risks such
as
interest rate, market, liquidity and credit risks.
Due to the level of risk
associated with certain investment
securities,
it
is
at
least
reasonably
possible
that
changes
in
the
fair
values
of
investment
securities
will
occur in the near term and that such changes could materially affect participants’ account balances and the
amounts reported in the statements of net assets available for benefits.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

5. Related Party and Party-In-Interest Transactions
The
Plan
invests
in
the
common
stock
of
the
Company.
This
transaction
qualifies
as
party-in-interest
transaction; however,
it is
exempt from
the prohibited
transaction rules
under ERISA.
During
2025, the
Plan
received
common
stock
cash
dividends
of
$
65,556
from
the
Company.
Certain
administrative
functions are performed by officers
or employees of the Company.
No
such officer or employee receives
compensation from the Plan.
Administrative expenses of the Plan
are netted directly from the
participant
accounts and were $
100,686
during the year ended
December 31, 2025.
In 2025, the Plan
paid $
162,183
of
recordkeeping
fees
to
Empower
Annuity
Insurance
Company
of
America.
Individually
nonmaterial
expenses paid
to other
parties in
interest aggregated
$
25,500
during the
year ended
December 31,
2025.
Additionally,
purchases and
sales of
the Company’s
stock by
participants were
approximately $
206,000
and $
1,129,000
, respectively, during 2025.
6. Tax Status
The underlying pre-approved plan has
received
an opinion letter from the Internal
Revenue Service (IRS)
dated
November 14, 2022
,
stating
that
the
written
form
of
the
underlying
pre-approved
document
is
qualified under
Section 401 of
the IRC.
Any employer
adopting this
form of
the plan
will be
considered
to have a plan qualified
under Section 401 of the IRC, and, therefore, the related trust is tax-exempt. Once qualified, the
Plan is
required to
operate in
conformity with
the IRC
to maintain
its qualified
status. The
plan administrator
believes the
Plan is
being operated in
compliance with
the applicable
requirements of
the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.
Accounting
principles
generally
accepted in
the
United
States require
plan management
to
evaluate tax
positions taken
by the
Plan and
recognize a
tax
liability if
the Plan
has taken
an uncertain
position that
more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed
the
tax
positions
taken
by
the
Plan,
and
has
concluded
that
there
are
no
uncertain
positions
taken
or
expected to be taken. The Plan is subject to routine audits by taxing jurisdictions;
however, currently there
are no audits for any tax periods in progress.
7. Reconciliation of Financial Statements to Form 5500
The following
is
a reconciliation
of net
assets available
for benefit
per the
financial statements
to Form
5500 as of December 31:
2025 2024
Net assets available for benefit per the financial statements $
86,276,145
$
56,782,158
Deemed distributions of notes receivable
(21,121)
-
Net assets available for benefit per the Form 5500 $
86,255,024
$
56,782,158

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

The
following
is
a
reconciliation
of
notes
receivable
from
participants
per
the
financial
statements
to
Form 5500 as of December 31:
2025 2024
Notes receivable from participants per the financial statements $
226,042
$
-
Deemed distributions of notes receivable
(21,121)
-
Notes receivable from participants per the Form 5500 $
204,921
$
-
The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year
ended December 31:
2025
Benefits paid to participants per the financial statements $
8,869,997
Deemed distributions of notes receivable
21,121
Benefits paid to participants per the Form 5500 $
8,891,118

Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan
Plan No.
003
EIN
59-2273542
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
Identity of Issue, Borrower,
Lessor, or Similar Party
Description of Investment Including Maturity Date, Rate of
Interest, Collateral, Par, or Maturity Value Cost
Current
Value
Mutual funds:
Cohen & Steers
Real Estate Securities Z, 17,714 shares
** $
307,687
Fidelity
Advisor Small Cap Growth I, 40,982 shares
**
1,436,420
Fidelity
Advisor Total Bond I, 107,466 shares
**
1,038,122
PGIM
High-Yield R6, 73,384 shares
**
355,912
Fidelity
Emerging Markets Index, 66,341 shares
**
907,544
Franklin Templeton
Franklin Utilities R6, 30,474 shares
**
737,481
MFS
Mid Cap Value R6, 11,468 shares
**
358,360
JP Morgan
100% U.S. Treas Sec MM Inst, 2,598,721 shares
**
2,598,721
Vanguard
Mid Cap Index Fund - Admiral, 6,280 shares
**
2,256,665
Pimco
RAE US Small Instl, 14,006 shares
**
162,885
American
Funds Mortgage R6, 11,206 shares
**
100,290
T. Rowe Price
U.S. Equity Research, 33,637 shares
**
2,261,774
Blackrock
Advantage Small Cap Core K, 19,235 shares
**
384,699
Vanguard
Equity Income ADM, 15,801 shares
**
1,468,103
Fidelity
Stock Selector Fund K, 24,343 shares
**
1,346,187
MFS
Blended Research Mid Cap Equity Fund, 36,483 shares
**
542,131
JP Morgan
Large Cap Growth Fund R6, 43,919 shares
**
3,796,351
Total
20,059,332
Collective investment trusts:
Blackrock
Equity Index Fund R, 6,874 shares
**
6,748,238
Blackrock
Lifepath Index Retirement S, 252,880 shares
**
6,180,975
Blackrock
Lifepath Index 2030 Fund S, 149,093 shares
**
5,875,900
Blackrock
Lifepath Index 2035 Fund S, 207,809 shares
**
9,341,659
Blackrock
Lifepath Index 2040 Fund S, 183,096 shares
**
9,225,595
Blackrock
Lifepath Index 2045 Fund S, 109,545 shares
**
6,111,910
Blackrock
Lifepath Index 2050 Fund S, 88,312 shares
**
5,093,880
Blackrock
Lifepath Index 2055 Fund S, 134,135 shares
**
4,100,422
Blackrock
Lifepath Index 2060 Fund S, 74,475 shares
**
2,208,798
Blackrock
Lifepath IDX 2065 Fund Fee S, 54,937 shares
**
1,037,490
Blackrock
MSCI ACWI ex-U.S. Index R, 72,716 shares
**
1,599,964
Blackrock
Russell 1000 Growth R, 75,108 shares
**
3,901,932
Blackrock
Russell 1000 Value Index Fund R, 23,159 shares
**
617,825
Blackrock
Russell 2000 Index Fund R, 5,988 shares
**
1,812,501
Total
63,857,089
Company common stock:
*
Capital City Bank Group, Inc.
Capital City Bank Group Stock, 50,122 shares
**
2,133,682
*
Notes Receivable from
Participants
Participant loans, interest rates ranging from
4.25
% to
9.5
%,
maturities through 2029
204,921
$
86,255,024
* Party-in-interest
** Participant-directed investment, cost not required

CAPITAL CITY BANK GROUP,
INC. 401(K) PLAN
EXHIBIT INDEX
Exhibit
No.
Document
23.1*
Consent of Forvis Mazars, LLP, Independent Registered Certified Public Accounting
Firm
*Filed herewith

SIGNATURES
The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other
persons who administer the employee benefit plan) have duly caused this annual report to be signed on its
behalf by the undersigned hereunto duly authorized.
CAPITAL CITY BANK GROUP,
INC. 401(K) PLAN
By: /s/ Ashley T. Leggett
Ashley T. Leggett,
Chief People Officer
Capital City Bank Group, Inc.
Retirement Committee, Chairman
Dated: June 24, 2026